UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

VOLCANO CORPORATION

(Name of Subject Company)

VOLCANO CORPORATION

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

928645100

(CUSIP Number of Class of Securities)

R. Scott Huennekens

President and Chief Executive Officer

Volcano Corporation

3721 Valley Centre Drive, Suite 500

San Diego, California 92130

(858) 228-4728

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Matthew T. Browne, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 amends and supplements the Schedule 14D-9 and Amendment No. 1 to the Schedule 14D-9 previously filed by Volcano Corporation, a Delaware corporation (“Volcano”), with the Securities and Exchange Commission on December 30, 2014 and January 13, 2015, respectively, relating to the offer by Clearwater Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Philips Holding USA Inc., a Delaware corporation, to purchase all the outstanding shares of Volcano’s common stock, $0.001 par value per share, at a price of $18.00 per share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 30, 2014, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The second paragraph under the heading “U.S. Antitrust Compliance” on page 38 of the Schedule 14D-9 is amended and restated in its entirety to read as follows:

“Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is set to fall on a federal holiday or weekend say, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on December 31, 2014, and the required waiting period with respect to the Offer expired at 11:59 P.M., New York City Time, on January 15, 2015.”

The fourth paragraph under the heading “Foreign Antitrust Compliance” on page 39 of the Schedule 14D-9 is amended and restated in its entirety to read as follows:

“Japan. The acquisition of Shares pursuant to the Offer may only be completed under Japanese law if the waiting period under the Japanese Act on Prohibition of Private Monopolization and Maintenance of Fair Trade (Act No. 54 of April 14, 1947, as amended) with respect to the proposed acquisition has expired and notification has been received by Purchaser from the Japan Fair Trade Commission (the “JFTC”) of its decision not to issue a cease and desist order pursuant to Article 9 of JFTC Regulation No. 1 of 1953 with respect to the proposed acquisition. Purchaser and Volcano submitted the notification to the JFTC on January 5, 2015.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VOLCANO CORPORATION

	By:	/s/ JOHN T. DAHLDORF

		Name:	John T. Dahldorf
		Title:	Chief Financial Officer

Dated: January 16, 2015